

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

December 31, 2009

Via facsimile and U.S. mail

Mr. Mark R. Widmar
Vice President and Chief Financial Officer
GrafTech International Ltd.
12900 Snow Road
Parma, Ohio 44130

> **Re: GrafTech International Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed October 29, 2009**
> **File No. 1-13888**

Dear Mr. Widmar:

   We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Note 2. Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 70

1.   We note your disclosure that "sales are generally recognized when the risk of
        ownership passes." Please describe for us your revenue recognition policy in
        greater detail. Specifically, please address why you have included the word
        "generally" in your policy and specify the point at which risk of ownership passes
        to the customer, i.e. upon shipment, receipt, or other determinable time. Please
        specify instances when you recognize revenue other than when ownership and
        title passes to your customer and the significant terms of those sales
        arrangements, including any customer acceptance provisions, returns, price
        protection or stock rotation rights. Details should be provided to the extent that
        policy differs among the various marketing venues used by the Company, i.e.
        distributors, agents and direct sales force or if the policies vary in different parts
        of the world. Additionally, please revise future filings to provide similar
        disclosure.

Form 10-Q for period ended September 30, 2009

Note 7. Investment in and Loan to Non-Consolidated Affiliate, page 14

2.   We note from your disclosure you own an 18.9% interest in Seadrift Coke L.P,
        which you account for under the equity method. Based on your disclosure of the
        impairment loss on the investment, it appears that this equity investment
        subsidiary may meet the significant test as prescribed by Rule 4-08(g) of
        Regulation S-X. In this regard, if this equity investment subsidiary meets the
        significant test criteria as described in Rule 4-08(g) of Regulation S-X, please
        provide us with and revise the notes to your financial statements in future filings
        to provide the disclosures required by Rule 4-08(g) of Regulation S-X. We note
        that the Rule 4-08(g) of Regulation S-X disclosure requirements are applicable to
        both annual and interim periods. If you believe that this equity investment
        subsidiary does not meet the significant test criteria as described in Rule 4-08(g)
        of Regulation S-X, please provide us with your calculation, which supports your
        conclusion. Additionally, please note the requirements of Rule 3-09 of
        Regulations S-X for equity investments if any of the conditions of Rule 1-02(w)
        of Regulations S-X exceed 20% for your future filings.

3.   In this regard, we note that you recorded a $52.8 million impairment to the
        investment in Seadrift Coke during the six months ended June 30, 2009. We see
        your disclosure that Seadrift's reported and projected operating losses were
        triggering events requiring you to assess whether there was an other than

temporary impairment of the investment and that the decrease in Seadrift's fair value was due to reductions in the estimated future cash flows from lower expected volume, growth and profitability. Please tell us and consider disclosing the following in future filings:

- Additional details of the income approach utilized to determine the investments fair value, including the specific methodology and the significant inputs utilized in the valuation.
- FASB ASC 820-10-35-24 (paragraph 19 of SFAS 157) notes that multiple valuation techniques may be appropriate when determining fair value. Please tell us your consideration of utilizing more than one methodology and why management selected the methodology as being the most meaningful in preparing the impairment analysis.
- Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes, including a discussion of the degree of uncertainty associated with the key assumptions.
- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
- Discuss how the assumptions and methodologies used in the six months ended June 30, 2009 have changed since the impairment analysis performed at December 31, 2009, highlighting the significant changes which resulted in the additional impairment charges.
- Provide a more detailed discussion of the business rationale for the original investment in Seadrift Coke and describe in greater detail the facts and circumstances that lead to such a significant impairment shortly after your initial investment and for the subsequent additional impairment charges. Investors should be provided a clear picture of the material changes in Seadrift's operations that lead to the initial investment and the reduction in its fair value.

Results of Operations, page 32

Three Months Ended September 30, 2009 as Compared to Three Months Ended September 30, 2008, page 32

4.   We note your disclosure that you experienced "significant" rising raw material prices during the quarter. Please tell us, and in your future filings, as applicable, please disclose the extent to which significant rises in your costs have affected your income. Please refer to Item 303(a)(3)(i) of Regulation S-K. Additionally, in your future filings, as applicable, please describe any known trends that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on net income from continuing operations, including material changes to your costs of materials. In this regard, we reference the October 29, 2009

earnings call statements by your chief executive officer that you had secured pricing for your petrol and needle coke requirements which were estimated to be 45% to 50% over prior purchase prices. We also note that your chief executive officer indicated on the call that you had utilized the remainder of your low price needle coke in 2009 and would begin to see the impact of the higher priced needle coke in 2010. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar at (202) 551-3662 or Julie Sherman at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney